Exhibit 99.1

Yandex Announces the Appointment of Tigran Khudaverdyan as Deputy CEO

MOSCOW and AMSTERDAM, the Netherlands, May 22, 2019 -- Yandex (NASDAQ: YNDX), one of Europe's largest internet companies and the leading search provider in Russia, today announced the appointment of Tigran Khudaverdyan to the newly created position of Deputy Chief Executive Officer of the Yandex group.

Arkady Volozh will continue to serve as CEO, as he has done since the Company’s formation, while Greg Abovsky will continue to serve as Chief Operating and Financial Officer. He will also continue to be responsible for the development of several business units and experiments.

Tigran Khudaverdyan joined Yandex in April 2006, and since then has led several successful Yandex projects, including Yandex.Browser and Yandex.Navigator. He moved to the Yandex.Taxi business in 2015, and has served as Chief Executive Officer of MLU B.V., our ride-hailing and food delivery joint venture with Uber, since its formation.

“I’m very excited to work with Tigran in his new role,” commented Arkady Volozh, Chief Executive Officer of Yandex N.V.  “Tigran has spent much of his career with Yandex, knows the business inside and out, and is highly regarded by the entire Yandex team. With him focusing on day-to-day management in the new Deputy CEO position, I will be able to focus on broader strategic opportunities.”

“We are delighted to see Tigran assume the role of Deputy CEO,” said John Boynton, Chairman of the Board of Yandex N.V.  “Tigran has held a variety of roles at Yandex over the years, most recently overseeing the rapid growth of the Yandex.Taxi business.”

Daniil Shuleyko has been promoted to the position of Chief Executive Officer of MLU. Daniil has been with Yandex since February 2015 when he joined the Taxi division.  Since January 2018 he has served as Chief Operating Officer of MLU.

“I am glad that Daniil is taking the wheel of the Taxi business,” said Mr. Volozh. “Daniil is a successful entrepreneur who launched the first  food delivery service in Moscow, and he has proven himself in the COO role at MLU. He is well positioned to lead MLU as it pursues an ambitious growth plan.”

Yandex also announced that Mikhail Parakhin, Chief Technology Officer of the Yandex group, has decided to return to the US West Coast following his family after a tremendous 5-year run with Yandex. Mikhail will continue to advise the Company and the Board.

“We thank Misha for his huge technical and management contributions to the business,” said Mr. Boynton. “We are very pleased that he will stay on as a consultant, enabling the Board and management team to benefit from his experience and vision.”

“We are fortunate that we have established such incredible depth of talent within the company, developing the next generation of leadership internally,” Mr. Boynton continued.  “These changes will further strengthen the group’s management team in this fast-moving and complex environment. They are also important to our longer-term succession planning and continual effort to provide strong governance as we steward the long-term interests of the Company and all of its stakeholders.”

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ABOUT YANDEX

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 34 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our management and future prospects for success.  Actual results may differ materially from the results predicted or implied by such statements. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, challenges inherent in management changes and reorganizations, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2018, which is on file with the U.S. Securities and Exchange Commission (SEC) and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of May 22, 2019, and Yandex undertakes no duty to update this information unless required by law.

Contacts:

Investor Relations
Katya Zhukova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Media Relations
Ilya Grabovskiy
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.ru